		James M. Halley Q.C., 2	Derek J. Mullan, Q.C.	R. Stuart Wells
		M. Douglas Howard	W.W. Lyall D. Knott, Q.C.	William A. Ruskin, 1
		Patrick A. Williams	Alexander Petrenko	Bernard Pinsky, 5
		Roy A. Nieuwenburg	William C. Helgason	William D. Holder
		Nigel P. Kent, 1	Douglas W. Lahay	David W. Kington
		Diane M. Bell	Anne L.B. Kober	R. Brock Johnston
		Neil P. Melliship	Kenneth K.C. Ing, 14, 15	Darren T. Donnelly
		Mark S. Weintraub	Kevin J. MacDonald	Don C. Sihota
		R. Barry Fraser	James A. Speakman	Ethan P. Minsky, 7, 8, 10
		Brock H. Smith	Nicole M. Byres	Peter Kenward
		D. Lawrence Munn, 9	John C. Fiddick	R. Glen Boswall
		Virgil Z. Hlus, 5	Stewart L. Muglich, 9	Samantha Ip
		Jonathan L.S. Hodes, 1, 6	Mark J. Longo, 3	Aaron B. Singer
		L.K. Larry Yen, 11	Amy A. Mortimore	Jane Glanville
		Brent C. Clark	Conrad Y. Nest, 11	Richard T. Weiland
		Allyson L. Baker, 3	Warren G. Brazier, 5	Veronica P. Franco
		Krista Prockiw	Jeffrey F. Vicq, 4	C. Michelle Tribe
		James T. Bryce	Jonathan C. Lotz, 9	Cam McTavish
		Valerie S. Dixon	Satinder K. Sidhu	Steven M. Donley, 13
		Tasha L. Coulter	Kari Richardson	Vikram Dhir, 1
		Adam M. Dlin	Marta C. Davidson	Rina J. Jaswal
		Sarah W. Jones	Anna D. Sekunova	Jun Ho Song, 5, 9, 12
		Michal Jaworski	Parveen B. Esmail	Shauna K.H. Towriss
Reply Attention of	Ethan P. Minsky	Kyle M. Wilson	Eric T. Pau	Pratibha Sharma
Direct Tel.	604.643.3151	Angela M. Blake	Seva Batkin	David A. Hunter
EMail Address	epm@cwilson.com	Matthew R. Ely
Our File No.	33630-0001 / CW3136623.1

Associate Counsel: Michael J. Roman

Certain lawyers have been admitted to practice in one or more of the following jurisdictions as indicated beside each name:

Canada	United States	International
1 Alberta	5 California	13 Australia
2 Manitoba	6 Colorado	14 Hong Kong
3 Ontario	7 District of Columbia	15 United Kingdom
4 Saskatchewan	8 Florida
9 New York
10 Virginia
11 Washington
12 Nevada

January 25, 2010

BY EDGAR AND BY COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561
USA

Attention:	Anne Nguyen Parker
Branch Chief
- and -
Douglas Brown

Dear Sirs/Mesdames:

Re:	Manas Petroleum Corporation
Registration Statement on Form S-1
Filed July 30, 2009
File No. 333-160917

Form 10-K/A for the Fiscal Year Ended December 31, 2008
Filed July 23, 2009
Response Letter dated December 11, 2009
File No. 333-107002

     Thank you for your letter of January 8, 2010 with respect to the above-noted filings by Manas Petroleum Corporation (the "Company" and “Registrant”). For your ease of reference, our responses are numbered in a manner that corresponds with your comments.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com
Some lawyers at Clark Wilson LLP practice through law corporations.

Registration Statement on Form S-1

General

1.	We remind you that we will not be able to accelerate the effectiveness of your Form S-1 until you have cleared comments on your Form 10-K and related filings.

The Registrant notes the Staff’s comment.

2.

We note your disclosure regarding the cancelation of old warrants and the issuing of new warrant agreements to reduce the exercise price of 13,933,989 warrants in your Form 8-K filed June 24, 2009 and on page 9 of your consolidated financial statements in your Form 10-K/A filed July 24, 2009. Please advise as to why the company did not file a Form 8-K under Item 3.02 for the unregistered sale of equity securities and did not provide disclosure in subsequent Exchange Act filings.

The Form 8-K dated June 23, 2009 and filed June 24, 2009 discloses that the exercise price of the “old warrants” had been adjusted pursuant to a price protection clause contained in the warrant certificate. This adjustment was calculated pursuant to the requirements of the price protection clause included in the warrant certificate from inception. As the adjustment neither required the consent of any warrant holder nor the modification of the warrant, no Item 3.02 8-K was required.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

General

3.

Please ensure that your pages are numbered consecutively and the numbering is not restarted in the middle of the document. For example, after Item 7A Quantitative and Qualitative Disclosures about Market Risk, which is found on page 33, you restart the page numbering. In addition, after the Consolidated Statements of Shareholders’ Equity, which is found at the second page 4, you restart the page numbering again.

The issuer has corrected the page numbering. Please refer, generally, to Amendment No. 2 to Form 10-K/A for the fiscal year ended December 31, 2008.

4.

We note a number of statements on your website that seem inconsistent with disclosure in your filings. For example, we note that you do not have reserves, but you state in your December 2, 2009 press release and letter to shareholders by your Chairman and CEO that, “we now believe that Manas controls in excess of 4 Billion Barrels of Oil.” See, http://www.manaspetroleum.com/s/NewsReleases.asp?ReportID=374912&_Type=News- Releases&_Title=Chairman-and-CEO-of-Manas-release-letter-on-future-strategy In addition, your Chairman states in a Q&A that, “[he] would [] like to emphasize how incredible the Kyrgyz concessions really are. Aside from the light sweet oil that literally oozes to the surface and collects in small ponds, we have large seismically defined structures that are as close as two or three kilometers away from already producing oil fields.” See, http://www.manaspetroleum.com/s/ChairmanQA.asp (emphasis added). Please provide an analysis of how you have complied with the Exchange Act provisions. Please see the interpretive release, “Commission Guidance on the Use of Company Web Sites,” Release No. 34-58288 (Aug. 1, 2008) found at

http://www.sec.gov/rules/interp/2008/34-58288.pdf.

The registrant has revised the content of its website to remove the items referred to above and to ensure that the information available on its website is consistent with the disclosure in its filings.

Explanatory Notes, page iii

5.

We note your disclosure that “[your] Board of Directors does not consider the changes [made in the amended 10-K] to be material.” We note further your disclosure on page 21 of your consolidated financial statements of a number of “material inaccuracies in forms filed with the [SEC]” during the year ended December 31, 2008. Please revise to address other material inaccuracies that were not included in the amended Form 10-K, which the Board of Directors did not consider. In the alternative, revise your disclosure to consistently indicate that the adjustments and changes made in the amended Form 10-K were or were not material.

The explanatory note included on page iii of the Form 10-K/A filed July 23, 2009 refers to the Board’s conclusion that the changes to the Form 10-K for the year ended December 31, 2008 reflected in the Form 10-K/A are not material. The language on page 21 and 22 of the Form 10-K/A (which is not part of the consolidated financial statements but, due to the page numbering deficiency noted in comment 3, above, appears to be), reproduces the language of Item 9A(T), Controls and Procedures, as originally included in the Form 10-K with one exception. The exception is the addition of one additional paragraph on Page 22 of the Form 10-K/A, which refers to the failure to correctly measure consulting expenses. This additional paragraph was included on Page 22 of the Form 10-K/A because the failure referred to resulted from the material weakness in the registrant’s internal control over financial reporting . In order to clarify the matter, the registrant has modified the language in Item 9A(T) to show that management considers only the first two of the three examples (which are now “bulleted”) to be material inaccuracies. Please refer to page 36 of the Second Amendment to Form 10-K on Form 10-K/A.

Risk Factors, page 15

6.

We note that your management has concluded that your disclosure controls and procedures and internal controls over financial reporting are ineffective. Further, we note that the material weaknesses in your disclosure controls and procedures and internal controls over financial reporting have yet to be remediated. Please revise to include a risk factor addressing risks and the implication to the company of ineffective disclosure controls and procedures and internal control over financial reporting.

The registrant has revised the Form 10-K to include a risk factor addressing the risks and the implication to the registrant of ineffective disclosure controls and procedures and internal control over financial reporting. Please refer to page 17 of the Second Amendment to Form 10-K filed with this letter for the revised disclosure.

Risks Associated with our Common Stock, page 21

7.

We note your disclosure on page 31 regarding the need to raise capital through the issuance of equity securities, which could result in a significant dilution in the equity interests of current or future stockholders. Please revise to include a risk factor specifically addressing the potential dilution from the issuance of additional equity securities.

The registrant has revised the Form 10-K to include a risk factor addressing the potential dilution in the equity interests of current or future stockholders. Please refer to page 22 of the Second Amendment to Form 10-K on Form 10-K/A.

Executive Compensation, page 31

Summary Compensation Table, page 31

8.	Please revise to include all assumptions made in the valuation of the stock awards and option awards. See Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K.

The registrant has revised the Form 10-K to include all assumptions made in the valuation of the stock awards and option awards. Please refer to page 47 of the Second Amendment to Form 10-K on Form 10-KA.

Closing Comments

     We look forward to any further comments you may have regarding the Amendment or with respect to our response. Should you have any questions, please do not hesitate to contact the writer directly at 604.643.3151.

Yours truly,

CLARK WILSON LLP

Per: /s/ Ethan P. Minsky

Ethan P. Minsky

EPM/epm
Encl.

cc:	Manas Petroleum Corporation Attn: Ari Muljana, CFO